Mailander Law Office, Inc.

835 5th Avenue, Ste. 312

San Diego, CA 92101

(619) 239-9034 telephone

(619) 330-2900 fax

January 19, 2011

Securities and Exchange Commission

Mr. Mark Shuman

Mr. Phillip Rothenberg

Washington, DC 20549

RE:

SEC File Number: 333-147560

Friendly Auto Dealers, Inc. Amended Schedule 14C/A Amendment 1

Dear Mr. Shuman and Mr. Rothenberg:

This is meant to inform you of changes the Company has made to its 14C filing pursuant to the receipt of your correspondence dated December 30, 2010.

Statement as to the exemption from registration relied upon by the Company in issuing shares per the Common Stock Share Exchange Agreement.	See pages 9, 17, and 20.

Statement as to the basis on which you decided that the issuance of this equity interest in exchange for the licenses to patents and patent applications and related intellectual property and business of Splint Decisions Inc. was appropriate and in the best interests of the shareholders, including the factors your Board of Directors considered in approving and recommending shareholder approval of the Common Stock Share Exchange Agreement.

See pages 10 through 13 and pages 15 through 16.
Statement as to who the current directors intend to appoint as new officers and directors of the company prior to or at the closing of the Common Stock Share Exchange Agreement.	See pages 36 through 39.
Statement as to the relationship between TMD Courses, Inc. and Splint Decisions Inc., as well as the role of James P. Boyd in each.	See pages 16 through 17 and pages 41 through 42.

Disclosures regarding your reasons for entering into the Common Stock Share Exchange Agreement as well as information on the background and negotiations involved in entering into the Common Stock Share Exchange Agreement.

See pages 10 through 12 and pages 14 through 17.

Update the security ownership table on page 17 to show the security ownership of certain beneficial owners and management following the closing of the Common Stock Share Exchange Agreement.	See page 23.

Disclosure as to the relationship between James P. Boyd, Boyd Research, Inc. and you. Additionally, please disclose how Boyd Research, Inc. became the sole owner of all right, title and interest in the Total Splint System.

See pages 16 through 17 and pages 41 through 42.

Also please note the filing by the Company of amended quarterly reports with the commission that correct previous filings and contain explanatory notes with respect to amending Exhibit 31.1 to conform with Item 601(b)(31)(i) of Regulation S-K.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

By: /s/ Tad Mailander